SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
Commission file number 2-84723
THE SCHERING-PLOUGH PUERTO RICO EMPLOYEES’ RETIREMENT SAVINGS PLAN
(Full Title of the Plan)
Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, NJ 07033
(Name of Issuer of Securities Held Pursuant to the Plan and Address of Principal Executive Offices)

THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES’ RETIREMENT SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants of The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan (the “Plan”) at December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) at of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  Such schedule is the responsibility of the Plan’s management.  This schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Parsippany, New Jersey
June 27, 2008

THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES’ RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in thousands)

	At December 31,
	2007	2006
ASSETS:

Investments – at fair value:

Vanguard Mutual Funds	$22,664	$25,869
Schering-Plough Stock Fund	4,931	4,784
Loans to Participants	1,021	1,392

Total investments	28,616	32,045

Receivables:
Employer contributions	31	58
Participant contributions	43	73

Total receivables	74	131

Net assets available for benefits	$28,690	$32,176

The accompanying notes are an integral part of these Financial Statements

THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES’ RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in thousands)

	For the Years Ended
	December 31,
	2007	2006
ADDITIONS:

Investment income:
Dividend income, Vanguard Mutual Funds	$1,278	$1,343
Dividend income, Schering-Plough Stock Fund	46	53
Interest income, Loans to Participants	63	92
Net appreciation in fair value of investments	373	2,551

Net investment income	1,760	4,039

Contributions:
Employer contributions	1,357	2,214
Participant contributions	1,782	2,884

Total contributions	3,139	5,098

Total additions	4,899	9,137

DEDUCTIONS:

Benefits paid to participants	8,385	9,806

Decrease in Net Assets	(3,486)	(669)

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	32,176	32,845

End of year	$28,690	$32,176

The accompanying notes are an integral part of these Financial Statements

THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES’ RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS AT AND FOR THE YEARS ENDED
DECEMBER 31, 2007 AND 2006
1.	DESCRIPTION OF PLAN

The following description of the Schering-Plough Puerto Rico Employees’ Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan established effective April 1, 1990. The Plan is intended to encourage retirement savings by eligible employees of Schering-Plough Products LLC (the Sponsor or the Company) and any of its affiliated companies that adopt the Plan. Vanguard Fiduciary Trust Company (Vanguard), the recordkeeper, is a trust company incorporated under Chapter 10 of the Pennsylvania Banking Code, and a wholly-owned subsidiary of The Vanguard Group, Inc. Banco Popular serves as the Plan’s trustee (the Trustee). During May 2007, the Plan changed its trustee from Banco Santander to Banco Popular. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Generally, all Puerto Rico employees of Schering-Plough Products LLC and Schering-Plough del Caribe, Inc. are eligible to participate in the Plan on the date of employment. Participants may elect to have contributions allocated to any of the investment funds available under the Plan. In connection with changes to Schering-Plough Corporation’s manufacturing operations, approximately 600 employees who were eligible to be Plan participants were terminated during 2006.

Participant Contributions

The Plan is designed to permit eligible employees to elect to have a portion of their salary contributed to the Plan on their behalf (Salary Deferral Contributions). Under the provisions of the Plan, Salary Deferral Contributions can range from 1 percent to 10 percent of the employee’s annual eligible compensation, in increments of 1 percent, subject to certain regulated limits. Any excess participant contributions are returned to the participant.

Employer Matching Contributions

The Company makes matching contributions (dollar-for-dollar) up to 5 percent of annual eligible compensation for employees who elect to make Salary Deferral Contributions to the Plan.

Participant Accounts and Vesting

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with contributions and allocations of Plan earnings and charged with withdrawals and losses. Allocations are based on participant earnings or account balances, as defined. Participants have a non-forfeitable right to their contributions and employer matching contributions plus (minus) actual earnings (losses) thereon, all of which vest fully and immediately.

Investment Options

Participants may direct their contributions into any of the following Vanguard investment options:
Money Market Fund
•	Vanguard Treasury Money Market Fund
U.S. Stock Funds
•	Vanguard 500 Index Fund Investor Shares (terminated September 7, 2007)

•	Vanguard 500 Index Fund Signal Shares (effective September 8, 2007)

•	Vanguard Explorer Fund Investor Shares

•	Vanguard U.S. Growth Fund Investor Shares

•	Vanguard Windsor Fund Investor Shares
International Stock Fund
•	Vanguard International Growth Fund Investor Shares
Bond Funds
•	Vanguard Intermediate-Term Investment-Grade Fund Investor Shares

•	Vanguard Short-Term Investment-Grade Fund Investor Shares
Balanced Funds (Stocks and Bonds)
•	Vanguard LifeStrategy Conservative Growth Fund

•	Vanguard LifeStrategy Growth Fund

•	Vanguard LifeStrategy Income Fund

•	Vanguard LifeStrategy Moderate Growth Fund

•	Vanguard Wellington Fund Investor Shares
Participants may also direct contributions to the:
Schering-Plough Stock Fund – This fund is comprised of Schering-Plough Corporation common stock and a small percentage of cash as required for liquidity purposes. Participants may contribute up to a maximum investment election of 50 percent of their Salary Deferral Contributions into this fund or allocate no more than 50 percent of the value of their accounts at the time of reallocation to this fund.
Repayment of Loans – Participants may borrow against their participant account balance in the Plan, up to the lesser of one-half of their account balance or $50,000 (reduced by any outstanding loans). Loan transactions are treated as a transfer between the investment funds and the loans to participants. The participant’s account balance would be reduced in the event of default. Participant loans bear fixed interest rates as determined to be reasonable by the Schering-Plough Employee Benefits Committee. The fixed-interest rates for all participant loans outstanding during 2007 and 2006 ranged from 5 percent to 10.5 percent. Participant loans are repayable over periods not to exceed 5 years, except loans relating to a principal residence which are repayable over a period not to exceed 20 years. An outstanding loan balance is due immediately upon the participant’s termination of service with the Company.

Any unpaid participant loan amount thereafter will be deemed as defaulted and deducted from the participant’s account balance under the Plan.
Payment of Benefits

Upon termination of service or in the event of death or total disability, a participant (or the participant’s beneficiary in the event of death) may elect to receive either a cash lump-sum amount, fixed or variable installments not to exceed the life expectancy of the participant and the participant’s beneficiary, shares of Schering-Plough Corporation common stock (with respect to amounts invested in the Schering-Plough Stock Fund), or certain combinations of the foregoing. Notwithstanding the foregoing, if a participant’s account equals $5,000 or less as of the date of distribution, the account will be paid in a lump-sum. Alternatively, all participants whose account balances exceed $5,000 can elect to defer the receipt of their account up to age 70 1/2. Distribution of all or a portion of a participant’s account, prior to termination of employment, may be granted by the Sponsor in the case of financial hardship. Active participants may elect to withdraw all or a portion of their accounts at any time after age 59 1/2.

Amendments to the Plan

There were no amendments to the Plan effective in 2007.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Presentation

The Plan’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

New Accounting Pronouncement

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements.” The standard defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. The standard is effective for the Plan beginning with its year ending December 31, 2008. The adoption of this standard is not expected to have a material impact on the Plan’s statement of assets available for benefits or statement of changes in assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of Vanguard Mutual Funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

The Schering-Plough Stock Fund is valued using the unit accounting method whereby a participant’s account value is expressed in units of participation rather than number of shares of Schering-Plough Corporation common stock. These unit values are derived from quoted market prices of the Company’s common stock.

The closing market prices of Schering-Plough Corporation common stock at December 31, 2007 and December 29, 2006 were $26.64 and $23.64, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Dividends received in the Schering-Plough Stock Fund are reinvested.

Vanguard Mutual Fund management fees are deducted by Vanguard from the daily net asset values of its funds and are not separately reflected. Consequently, these management fees serve to reduce the investment return for these funds.

The net appreciation or depreciation in the fair value of investments consists of realized gains and losses and changes in unrealized gains or losses of these investments during the year. Realized gains or losses on investments are determined on the basis of average cost. Unrealized gains or losses on investments are based on changes in fair values of the investments during the reported periods.

Loans to participants are carried at the outstanding loan balance, which does not differ materially from fair value.

Withdrawals and Benefit Payments

Withdrawals and benefit payments are recorded when paid. There were no benefits payable as of December 31, 2007 and 2006.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and use assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Forfeitures

Forfeited amounts are used to reduce future Company contributions.

Risks and Uncertainties

The Plan provides for various investment options (see Note 1 for Investment Options). Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risks associated with certain investment securities, it is reasonably possible that changes in value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

3.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to terminate the Plan subject to provisions of ERISA. Upon an event of whole or part termination of the Plan as defined under the Plan, the Sponsor may direct the Trustee or Plan Administrator to: (1) distribute the total assets in the affected participants’ accounts to the participants in cash or in-kind as permitted by applicable law; or (2) maintain the assets in the Schering-Plough Puerto Rico Employees’ Retirement Savings Plan Trust (the Trust) and make distribution of benefits at such time and manner as though the Plan had not been terminated.

4.	INCOME TAX STATUS

The Plan was amended and restated effective January 1, 1995. The plan received a favorable determination letter dated February 18, 1997 issued by the Puerto Rico Department of the Treasury stating that the Plan meets the requirements of Section 1165(a) of the Puerto Rico Internal Revenue Code of 1995, as amended (the “PR Code”). The Plan was also amended effective January 1, 1996 and October 1, 1996 pursuant to Amendment No. 2. The Puerto Rico Department of the Treasury issued a favorable determination letter dated April 14, 1997 in connection with the qualification of Amendment No. 2.

The trust of the Plan is intended to be exempt from taxation under Section 1165(a) of the PR Code, and pursuant to Section 1022(i)(1) of ERISA under Section 501(a) of the United States Internal Revenue Code of 1986, as amended. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

As long as the Plan is qualified under the PR Code and related regulations, participants will generally not be taxed on salary-deferred contributions until the year received. In addition, the earnings attributable to such contributions held by the Trustee are also generally exempt from taxation until the taxable year in which they are withdrawn by or distributed to the participant.

The Plan’s tax counsel believes that the Plan is designed in compliance with the applicable requirements of the PR Code, and the Plan Administrator believes that the Plan is currently being operated in material compliance with the applicable requirements of the PR Code.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Contributions are transmitted from the Trustee, Banco Popular, to the recordkeeper, Vanguard, which invests cash received, interest and dividend income and makes distributions to the participants. The recordkeeper also administers the collection of interest and principal on the participant loans. These transactions qualify as permitted party-in-interest transactions.

Certain Plan investments are shares of mutual funds managed by the recordkeeper. These transactions qualify as permitted party-in-interest transactions. As of December 31, 2007 and 2006, the total market value of investments in the mutual funds managed by the recordkeeper was $22.7 million and $25.9 million, respectively.

Certain Plan investments are shares of the common stock of Schering-Plough Corporation, which is the parent company of Schering-Plough Products LLC. These transactions qualify as permitted party-in-interest transactions. As of December 31, 2007 and 2006, the total market value of investments in the Schering-Plough Stock Fund was $4.9 million and $4.8 million, respectively. As of December 31, 2007 and 2006, the Plan held 10,299 and 11,252 units, respectively, of the Schering-Plough Stock Fund. During the years ended December 31, 2007 and 2006, the Plan recorded dividend income of $46,000 and $53,000, respectively, from the Schering-Plough Stock Fund.

Certain administrative functions are performed by officers or employees of the Sponsor who also may be participants in the Plan. These actions qualify as permitted party-in-interest activities. No such officer or employee receives compensation from the Plan.

All plan administration expenses are paid by the Sponsor.

6.	NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2007	2006
	(dollars in thousands)
*Schering-Plough Stock Fund	$546	$616
*Vanguard 500 Index Fund Investor Shares**	229	1,201
*Vanguard International Growth Fund Investor Shares	55	152
*Vanguard 500 Index Fund Signal Shares**	45	—
*Vanguard U.S. Growth Fund Investor Shares	24	(1)
*Vanguard LifeStrategy Growth Fund	17	56
*Vanguard LifeStrategy Moderate Growth Fund	13	37
*Vanguard Short-Term Investment-Grade Fund Investor Shares	9	6
*Vanguard LifeStrategy Conservative Growth Fund	7	20
*Vanguard LifeStrategy Income Fund	6	10
*Vanguard Intermediate-Term Investment-Grade Fund Investor Shares	4	(12)
*Vanguard Wellington Fund Investor Shares	(1)	117
*Vanguard Explorer Fund Investor Shares	(54)	(10)
*Vanguard Windsor Fund Investor Shares	(527)	359

Net appreciation in fair value of investments	$373	$2,551

*	Party-in-interest to the Plan.

**	On September 8, 2007, the balance from the Vanguard 500 Index Fund Investor Shares was transferred to Vanguard 500 Index Fund Signal Shares.

7.	INVESTMENTS

The following investments represented 5 percent or more of the Plan’s net assets available for benefits at:

	December 31
	2007	2006
	(dollars in thousands)
*Vanguard 500 Index Fund Signal Shares, 71,419 shares**	$7,973	—

*Schering-Plough Stock Fund 10,299 and 11,252 units, respectively	4,931	4,784

*Vanguard Windsor Fund Investor Shares, 209,004 and 228,311 shares, respectively	3,283	4,256

*Vanguard Treasury Money Market Fund, 2,859,819 and 3,907,240 shares, respectively	2,860	3,907

*Vanguard International Growth Fund Investor Shares, 70,784 and 68,885 shares, respectively	1,757	1,644

*Vanguard Wellington Fund Investor Shares, 52,477 and 53,108 shares, respectively	1,712	1,722

*Vanguard Explorer Fund Investor Shares, 22,690 and 27,583 shares, respectively	1,615	2,061

*Vanguard 500 Index Fund Investor Shares, 67,483 shares**	—	8,813

*	Party-in-interest to the Plan.

**	On September 8, 2007, the balance from the Vanguard 500 Index Fund Investor Shares was transferred to Vanguard 500 Index Fund Signal Shares.

THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES’ RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AT DECEMBER 31, 2007
Employer Identification Number: 22-2626254
Plan number: 002

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer,
	Borrower, Lessor	Description of investment including maturity date, rate		Current
	or Similar Party	of interest, collateral, par or maturity value	Cost	Value
				(dollars in
				thousands)
*	Vanguard	500 Index Fund Signal Shares***	**	$7,973

*	Vanguard	Windsor Fund Investor Shares	**	3,283

*	Vanguard	Treasury Money Market Fund	**	2,860

*	Vanguard	International Growth Fund Investor Shares	**	1,757

*	Vanguard	Wellington Fund Investor Shares	**	1,712

*	Vanguard	Explorer Fund Investor Shares	**	1,615

*	Vanguard	Short-Term Investment-Grade Fund Investor Shares	**	1,001

*	Vanguard	Intermediate -Term Investment-Grade Fund Investor Shares	**	649

*	Vanguard	LifeStrategy Growth Fund	**	495

*	Vanguard	LifeStrategy Conservative Growth Fund	**	418

*	Vanguard	U.S. Growth Fund Investor Shares	**	325

*	Vanguard	LifeStrategy Moderate Growth Fund	**	299

*	Vanguard	LifeStrategy Income Fund	**	277

		Total Vanguard Mutual Funds		22,664

*	Schering - Plough Corporation	Schering-Plough Stock Fund	**	4,931

*	Various participants	Outstanding loan balance (interest rates ranging from 5.00% to 10.50%, maturing from 1 to 20 years)	**	1,021

		Total		$28,616

*	Party-in-interest to the Plan.

**	Cost information is not required for participant-directed investments and therefore is not included.

***	On September 8, 2007, the balance from the Vanguard 500 Index Fund Investor Shares was transferred to Vanguard 500 Index Fund Signal Shares.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan

Date: June 27, 2008	By:	/s/ Vincent Sweeney

Name: Vincent Sweeney
Title: Plan Administrator